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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.9

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Earl Scheib, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

806398103

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC One Sansome St., Suite 3900 San Francisco, CA 94104 415-288-2330	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 536,600
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 536,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person 536,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.3%

14. Type of Reporting Person (See Instructions)

OO

IA

________

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XXX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 536,600
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 536,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person 536,600

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.3%

14. Type of Reporting Person (See Instructions)

IN

________

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1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A. Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 469,400
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 469,400

11. Aggregate Amount Beneficially Owned by Each Reporting Person 469,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 10.7%

14. Type of Reporting Person (See Instructions)

PN

________

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Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Earl Scheib, Inc. (the "Issuer" or "Scheib"). The principal executive office of the Issuer is located at 15206 Ventura Blvd, Suite 200, Sherman Oaks, CA 91403.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"),
Diamond A. Partners, L.P., a California limited partnership ("DAP"), and
Andrew E. Shapiro ("Shapiro")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group.

(b) The business address of the Filers is
One Sansome Street, Suite 3900, San Francisco, CA 94104.

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds Under Management (1)	$1,665,527.15
DAP	Working Capital	$1,450,191.80

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

The Filers ("Lawndale") have been and may continue to be in contact with Scheib's management, members of Scheib's Board of Directors, other significant shareholders, potential alliance partners and others regarding alternatives to maximize Scheib's shareholder value and Scheib's transition plan which, among other things, seeks to improve or sell under-performing Scheib retail paint shops and real estate; and expand both Scheib's new Quality Fleet & Truck Centers (QFTC) chain and its new

Precision Coatings (PCI) commercial/OEM coatings business.

Lawndale believes that the Board of Director's independent oversight and accountability of management is enhanced when large shareholders are actively involved with a company's board. In January 2002, Lawndale requested representation on Scheib's Board.

Lawndale believes the recent operating performance of Scheib and steps taken by Scheib's Directors and management have better positioned Scheib and its Board to be able to execute its transition plan. On August 12, Lawndale executed an agreement (attached as Exhibit B) with Scheib whereby Lawndale's

President and Managing Member, Andrew Shapiro, will become a Board Observer.

Either party to the agreement has the right to terminate Mr. Shapiro's Observer status at any time. In addition, Lawndale maintains its current and future rights to pursue election of director nominees to Scheib's Board or to take any other measures or acts as a shareholder.

Lawndale acquired the Stock solely for investment purposes because it believes that the value of the Stock in the public market does not adequately reflect the value of Scheib's underlying business and real estate assets and the potential value from its new fleet and truck center and commercial/OEM coatings initiatives. To the extent not inconsistent with the foregoing, Lawndale incorporates by reference the material in Item 4 of its previously filed Schedule 13D and the amendments thereto.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock through the American Stock Exchange on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since June 12, 2002:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
DAP	P	6-12-2002	1,700	2.66
LCM	P	6-12-2002	300	2.66
DAP	P	6-13-2002	2,500	2.73
LCM	P	6-13-2002	400	2.73
DAP	P	6-19-2002	3,600	3.03
LCM	P	6-19-2002	500	3.03
DAP	P	6-20-2002	2,000	3.07
LCM	P	6-20-2002	200	3.07
DAP	P	6-21-2002	1,700	2.99
LCM	P	6-21-2002	300	2.99

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of DAP and other clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: - Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G previously filed.

Exhibit B - Board Observer Letter

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2002

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager

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EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Earl Scheib, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 15, 2000

LAWNDALE CAPITAL MANAGEMENT, LLC By: Andrew E. Shapiro, Manager	Andrew E. Shapiro
DIAMOND A PARTNERS, L.P. By: Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager

EXHIBIT B

August 7, 2002

Andrew E. Shapiro

Lawndale Capital Management, LLC

One Sansome Street, #3900

San Francisco, California 94104

Dear Andy:

I am sending you this letter to confirm the invitation being extended to you by our Board of Directors for you to attend Earl Scheib, Inc. (the "Company") Board of Directors Meeting as a non-voting "Board Observer." If you accept this invitation, we shall both be governed by the following:

(i) The Company shall provide you with copies of all notices, minutes, consents, agenda, and all other non-privileged attorney-client and/or attorney work product materials that it provides to Company directors with the agenda for all board meetings;

(ii) The Company shall provide notice to you and allow you to attend all meetings of its Board of Directors in a non-voting observer capacity;

(iii) You agree to hold in confidence and trust all confidential information so provided to you by the Company ("Confidential Information") and not to disclose any of such Confidential Information to any third parties other than Lawndale employees who shall also be bound by this sub-paragraph (iii); provided that you shall not be obligated to treat information as Confidential Information if such information: (a) was in your possession or was known to you prior to receipt from the Company; or (b) is or becomes public knowledge without disclosure by you; or (c) is or becomes rightfully available to you without confidential restriction from a source not under your control; or (d) is independently developed by you without use of the Confidential Information disclosed hereunder; or (e) is disclosed by you as required by law;

(iv) The Company reserves the right to withhold any information provided to its directors and to exclude you from any meeting or portion thereof if access to information or attendance at such meeting or a portion thereof, would adversely affect the attorney-client privilege between the Company and its legal counsel or would result in disclosure of information deemed privileged by the Company's legal counsel; and

(v) This invitation and your Board Observer status shall be at the discretion of the Board of Directors and can be revoked at any time and shall terminate at such time as Lawndale Capital Management, LLC and/or any of its "affiliates" (as defined by the Securities and Exchange Commission) owns less than 200,000 shares of the common stock of the Company.

It is hereby acknowledged that this letter agreement shall constitute a "confidentiality agreement" for purposes of Regulation FD promulgated pursuant to the Securities Exchange Act of 1934, as amended. Further, you agree that you or Lawndale Capital, LLC or any of your "affiliates" shall not purchase or sell shares of the Company's common stock during the term of this 'letter agreement until either: (i) three (3) days following the public disclosure by the Company by a news release or other public dissemination of all material information that is a part of the Confidential Information provided to you, or (ii) three days (3) following the filing by the Company with the SEC of 10-Q Quarterly Reports, 8-K Current Reports, or 10-K Annual Reports publicly disclosing all material information that is a part of the Confidential Information provided to you; or, (iii) such other "window-periods" when officers and directors of the Company are permitted to purchase or sell shares of the Company's common stock.

Sincerely, /s/ Christian K. Bement Christian K. Bement, President and Chief Executive Officer
AGREED AND ACCEPTED August 12, 2002 /s/ Andrew Shapiro Andrew Shapiro

cc: David Sunkin, Esq. (i/o)

Stuart D. Buchalter, Esq.